UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 10, 2025

Runway Growth Finance Corp.

(Exact name of Registrant as Specified in Its Charter)

Maryland	814-01180	47-5049745
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 N. Michigan Ave. Suite 4200
Chicago, Illinois		60601
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 698-6902

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	RWAY	Nasdaq Global Select Market
7.50% Notes due 2027	RWAYL	Nasdaq Global Select Market
8.00% Notes due 2027	RWAYZ	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 9, 2025, Runway Growth Finance Corp., a Maryland corporation (“RWAY”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RWAY Portfolio Holding Corp., a Delaware corporation and a direct wholly-owned subsidiary of RWAY (“Intermediary Sub”), RWAY Portfolio Corp., a Delaware corporation and a direct wholly-owned subsidiary of Intermediary Sub (“Acquisition Sub”), Runway Growth Capital LLC, a Delaware limited liability company (the “Adviser”) and SWK Holdings Corporation, a Delaware corporation (“SWK”). The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into SWK, with SWK continuing as the surviving company and as a wholly-owned subsidiary of Intermediary Sub, or, in the alternative, SWK will merge with and into Acquisition Sub, with Acquisition Sub continuing as the surviving company and as a wholly-owned subsidiary of Intermediary Sub (in either case, the “First Merger”). Immediately after the effectiveness of the First Merger, SWK or Acquisition Sub, as applicable, will merge with and into Intermediary Sub (the “Second Merger”), with Intermediary Sub continuing as the surviving company and as a wholly-owned subsidiary of RWAY. Immediately after the effectiveness of the Second Merger, Intermediary Sub will merge with and into RWAY (the “Third Merger” and together with the First Merger and the Second Merger, the “Mergers”), with RWAY continuing as the surviving corporation.

The respective board of directors of each of RWAY (the “RWAY Board”) and SWK, has approved, among other things, the Merger Agreement and the transactions contemplated thereby (the “Transactions”).

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the time a certificate of merger with respect to the First Merger is executed and filed with the Secretary of State of the State of Delaware as provided under the Delaware General Corporation Law (the “Effective Time”), each share of common stock, par value $0.001 per share, of SWK (“SWK Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of SWK Common Stock held by a subsidiary of SWK or held, directly or indirectly, by RWAY or any of its consolidated subsidiaries, including Intermediary Sub and Acquisition Sub and all treasury shares (the “Cancelled Shares”)) will be converted, at the election of the respective SWK stockholder, into the right to receive newly issued shares of common stock, par value $0.01 per share, of RWAY (“RWAY Common Stock”) equal to the Exchange Ratio (as defined below) (the “Per Share Stock Consideration”) or an amount of cash equal to the SWK Per Share NAV (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Total Per Share Merger Consideration”) and, in either case, an amount of cash, to be provided by the Adviser, equal to the quotient of (i) $9,000,000 divided by (ii) the number of shares of SWK Common Stock issued and outstanding as of the Determination Date (as defined below) (excluding any Cancelled Shares).

Two (2) days (excluding Sundays and holidays) prior to the Effective Time (such date, the “Determination Date”), each of RWAY and SWK will deliver to the other a calculation of its net asset value as of such date (such calculation with respect to SWK, the “Closing SWK Net Asset Value” and such calculation with respect to RWAY, the “Closing RWAY Net Asset Value”), in each case calculated in good faith and determined in accordance with the accounting and reporting guidance set forth in the United States generally accepted accounting principles’ (“GAAP”) Accounting Standards Certification topic 946 – Financial Services – Investment Companies, as modified pursuant to the terms of the Merger Agreement. Based on such calculations, the parties will calculate: (1) the “SWK Per Share NAV,” which will be equal to (i) the Closing SWK Net Asset Value divided by (ii) the number of shares of SWK Common Stock issued and outstanding as of the Determination Date (excluding the Cancelled Shares) and (2) the “RWAY Per Share NAV,” which will be equal to (i) the Closing RWAY Net Asset Value divided by (ii) the number of shares of RWAY’s Common Stock issued and outstanding as of the Determination Date. The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the SWK Per Share NAV divided by (ii) the RWAY Per Share NAV.

RWAY and SWK will update and redeliver the Closing RWAY Net Asset Value or the Closing SWK Net Asset Value, respectively, in the event that the closing of the Mergers is subsequently materially delayed or there is a material change to such calculation between the Determination Date and the closing of the Mergers and as needed to ensure that the calculation is determined within two (2) days (excluding Sundays and holidays) prior to the Effective Time.

Termination Rights

The Merger Agreement contains customary termination rights for each of RWAY and SWK, including the requirement that stockholders of SWK approve the First Merger.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of RWAY, SWK, the Intermediary Sub, the Acquisition Sub and the Adviser. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring RWAY and/or SWK, as applicable, to (i) use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (ii) conduct its business in the ordinary course, (iii) cooperate with the other party in the preparation and filing of a registration statement on Form N-14 (the “Registration Statement”), (iv) duly call, give notice of, convene and hold a special meeting of stockholders of SWK, (v) obtain certain regulatory and third party consents and (vi) refrain from taking, or causing their subsidiaries to take, certain actions prior to the consummation of the Mergers without, with respect to RWAY, SWK’s consent and, with respect to SWK, RWAY’s consent (which consent in each case is not to be unreasonably withheld, delayed or conditioned).

Conditions to the Mergers

The consummation of the Mergers is subject to the satisfaction or (to the extent permitted by law) waiver of certain customary closing conditions, including effectiveness of the Registration Statement, approval of SWK’s stockholders, absence of a material adverse effect and certain other closing conditions set forth in the Merger Agreement. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement. Further, the Merger Agreement provides that SWK will not be obligated to consummate the Mergers should the amount by which a third-party valuation firm values the portfolio assets of SWK as of the Determination Date (as adjusted pursuant to the terms of the Merger Agreement) is more than $5,000,000 less than SWK’s good faith determination of the carrying value of the underlying portfolio assets of SWK as of 5:00 p.m. New York City time on the Determination Date (as reflected in the books and records of SWK, determined in accordance with GAAP and in a manner consistent with the SWK’s historical calculation of the carrying value of such assets).

General

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Key Stockholder Agreement

Concurrently with RWAY entering into the Merger Agreement, RWAY also entered into a key stockholder agreement (the “Key Stockholder Agreement”) with Double Black Diamond Offshore Ltd., a Cayman Islands exempted company, (the “Key Stockholder”) and, solely for the purposes of Section 4 thereto, Black Diamond Offshore Ltd., a Cayman Islands exempted company. The Key Stockholder owns 8,493,088 of the outstanding shares of SWK Common Stock, representing in the aggregate approximately 69.9% of the outstanding shares of SWK Common Stock as of October 9, 2025. Pursuant to the Key Stockholder Agreement, the Key Stockholder has agreed to vote its covered shares of SWK Common Stock in favor of the approval and adoption of the Merger Agreement. Additionally, pursuant to the Key Stockholder Agreement, the Key Stockholder has agreed to refrain from, directly or indirectly, absent the prior written consent of RWAY: (A)(i) engaging in or becoming a participant in any “solicitation” (as such term is used in the proxy rules of the SEC, but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), with respect to RWAY, RWAY Common Stock or any other voting securities of RWAY, of proxies or consents; or conducting any non-binding referendum with respect to any matter or proposal to be voted on by holders of RWAY Common Stock or other voting securities of RWAY, or (ii) making any public statement in support of any third-party solicitation or referendum with respect to RWAY, RWAY Common Stock or any other voting securities of RWAY; (B) seeking or proposing, alone or in concert with others, to have the Adviser terminated or replaced, to prevent the adoption of the investment advisory agreement between RWAY and the Adviser (the “Advisory Agreement”), or to have the Advisory Agreement terminated, amended, modified or otherwise replaced or canceled; (C)(i) seeking or proposing, alone or in concert with others, election or appointment to, or representation on, the RWAY Board; or nominating or proposing the nomination of, or recommending the nomination of, any candidate to the RWAY Board, or (ii) seeking or proposing, alone or in concert with others, the removal of any member of the RWAY Board; (D)(i) seeking or proposing, alone or in concert with others, to call a meeting of the stockholders of RWAY, or (ii) making or being the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise) for consideration by the stockholders of RWAY; or (E) publicly disclosing any intention, plan or arrangement to take any action inconsistent with the provisions of sections (A) through (D) above.

Prior to entry into the Key Stockholder Agreement, the board of directors of SWK adopted resolutions approving the Key Stockholder Agreement under Section 203 of the General Corporation Law of the State of Delaware such that the restrictions on business combinations contained in Section 203 will not apply to the Mergers.

General

The foregoing summary description of the Key Stockholder Agreement is subject to and qualified in its entirety by reference to the Key Stockholder Agreement, a copy of which is filed as Exhibit 2.2 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The Key Stockholder Agreement has been filed as Exhibit 2.2 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Key Stockholder Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Key Stockholder Agreement and as of specific dates; were solely for the benefit of the parties to the Key Stockholder Agreement (except as may be expressly set forth in the Key Stockholder Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Key Stockholder Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Key Stockholder Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Key Stockholder Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Key Stockholder Agreement.

Forward Looking Statements

Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of RWAY and SWK, and distribution projections; business prospects of RWAY and SWK, and the prospects of their portfolio companies; and the impact of the investments that RWAY and SWK expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the Mergers on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SWK stockholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of the Merger Agreement; (x) the future operating results and net investment income projections of RWAY, SWK or, following the closing of the Mergers, the combined company; (xi) the ability of the Adviser and its affiliates to attract and retain highly talented professionals; (xii) the business prospects of RWAY, SWK or, following the closing of the Mergers, the combined company, and the prospects of their portfolio companies; (xiii) the impact of the investments that RWAY, SWK or, following the closing of the Mergers, the combined company expect to make; (xiv) the ability of the portfolio companies of RWAY, SWK or, following the closing of the Mergers, the combined company to achieve their objectives; (xv) the expected financings and investments and additional leverage that RWAY, SWK or, following the closing of the Mergers, the combined company may seek to incur in the future; (xvi) the adequacy of the cash resources and working capital of RWAY, SWK or, following the closing of the Mergers, the combined company; (xvii) the timing of cash flows, if any, from the operations of the portfolio companies of RWAY, SWK or, following the closing of the Mergers, the combined company; (xviii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; and (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). RWAY and SWK have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although RWAY and SWK undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that RWAY and SWK in the future may file with the SEC, including the Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This document relates to the proposed Mergers and certain related matters. In connection with the proposed transaction, including seeking to obtain the approval from SWK stockholders, RWAY will file with the SEC a registration statement on Form N-14 (the “Registration Statement”), which will contain a preliminary proxy statement of SWK that also constitutes a preliminary prospectus of RWAY. After the Registration Statement is declared effective, SWK will mail a definitive proxy statement/prospectus to SWK stockholders (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus and the Registration Statement will each contain important information about SWK, RWAY, the proposed transaction and related matters. This communication is not a substitute for the Proxy Statement/Prospectus or the Registration Statement to which it pertains or for any other document that SWK or RWAY may file with the SEC and send to SWK’s stockholders in connection with the proposed transactions. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SWK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SWK, RWAY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov, or for documents filed by SWK, from SWK’s website at https://www.swkhold.com/ and for documents filed by RWAY, from RWAY’s website at www.runwaygrowth.com.

Participants in the Solicitation

RWAY, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of RWAY is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025, as revised on April 30, 2025. SWK, its directors, certain of its executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWK is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the RWAY and SWK stockholders in connection with the proposed transaction will be contained in the Registration Statement, including the Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in RWAY or SWK or in any fund or other investment vehicle managed by BC Partners Advisors L.P. or any of its affiliates.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description
2.1

Agreement and Plan of Merger by and among Runway Growth Finance Corp., RWAY Portfolio Holding Corp., RWAY Portfolio Corp., Runway Growth Capital LLC and SWK Holdings Corporation, dated as of October 9, 2025.

2.2	Key Stockholder Agreement by and among Runway Growth Finance Corp., Black Diamond Offshore Ltd. and Double Black Diamond Offshore Ltd., dated as of October 9, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Runway Growth Finance Corp.

Date:	October 10, 2025	By:	/s/ Thomas B. Raterman
Chief Operating Officer, Chief Financial Officer, Treasurer, and Secretary